FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of August 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE
REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (No. 333-117529) FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the proxy statement filed on Form 6-K on June 24, 2004, have been adopted, as follows:

1.   To elect the following persons to serve as members of the Board of
     Directors: Messrs. Edouard Cukierman, Adiv Baruch, Israel Gal, Avishai Gluck, Andrea Mandel-Mantello, Yair Shamir and Ronen Zavlik, until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the Company's Independent Auditors.

3. To approve the Management Agreement between the Company, Signum Ltd. and Adiv Baruch.

4.   To approve the Service Agreement between BOScom Ltd. and Zvi Greengold.

5. To approve the grant of options to Israel Gal, as recommended by the Board of Directors.

6. With respect to the shareholders' resolution adopted February 18, 2003 regarding remuneration and grant of options to Company directors:

     a. To amend the exercise price of options to be granted to future directors;

     b.   To approve the grant of remuneration and options to Edouard Cukierman;

     c. To approve the tacking of holding periods of certain directors, for purposes of vesting and exercise terms of options all as recommended by the Board of Directors.

7. To amend article 13.1 of the Company's Articles of Association, so that the quorum for a shareholders' meeting shall be the presence of at least two shareholders holding at least 33 1/3% of the voting rights (instead of 25% as previously provided for in the article).

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Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO
Dated: August 5, 2004